UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd._________

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____January 19, 2004____________

Date

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

CanAlaska Ventures Ltd. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 2, 2003 of 3,500,000 units issued for a private placement at a purchase price of $0.10 per unit and 245,000 units issued for a finders fee.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holders thereof to purchase one additional common share at a purchase price of $0.12 per warrant share for a period of two years.  The Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 3rd day of October, 2003.

CanAlaska Ventures Ltd.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 4, 2003

Item 3: Press Release

A Press release dated and issued November 4, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce a non-brokered private placement of up to 2,000,000 units at a purchase price of $0.35 per unit for gross proceeds of up to $700,000.  Each unit will consist of one common share and one half of one non-transferable share purchase warrant each whole warrant entitling the holder thereof to purchase one additional common share at a purchase price of $0.45.

Item 5: Full Description of Material Change

See attached News Release dated November 4, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____November 5, 2003___________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CANALASKA VENTURES LTD.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Tel:  604-685-1870

Fax:  604-685-8045

Toll Free:  1-800-667-1870

Toronto Venture Exchange Trade Symbol: CVV

November 4, 2003

OTCBB:  CVVLF

Non-Brokered Private Placement

CanAlaska Ventures Ltd. (the "Company") is pleased to announce a non-brokered private placement of up to 2,000,000 units for gross proceeds of up to $700,000. Each unit will consist of one common share in the capital of the Company at a purchase price of $0.35 and one half of one non-transferable share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.45 per Warrant Share.  The Company has yet to determine whether a portion of the Non-Brokered Private Placement to be issued will have flow-through privileges attached to them.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company's mineral projects and for general working capital.  A finder's fee of 7% may be paid in cash or shares. The foregoing is subject to regulatory approval.

ABOUT CANALASKA

CanAlaska is a diversified mineral exploration company focused on its Gold and Platinum projects in Alaska,  British Columbia, Labrador, Ontario and Quebec.  The company is currently negotiating on various precious metal and base metal projects in Canada, United States, New Zealand, Mongolia and China.

CanAlaska’s business model since inception has been to use the option/joint venture model (JV) with Major and Mid-tier mining companies and with well-funded Junior exploration companies.  Management’s objective is to overcome the exploration odds by sharing the risk while maintaining an attractive capital structure by creating shareholder wealth through the exploration and development of diversified mineral projects on an international scale.

In order to share the inherent risk/reward fundamentals of mineral exploration, management of Canalaska believes in acquiring quality mineral projects, expending the minimal amount of exploration dollars on these projects to create sufficient value to allow management to farm out the project using the option/joint venture model at the earliest possible stage.

SHARE STRUCTURE

As of September 2003, CanAlaska has approximately 16.25 million shares outstanding and over $2.2 million in working capital and free trading shares on various other companies.  Canalaska has a large international shareholder base including specialized resource investment funds.

On Behalf of the Board of Directors

“Harry Barr”

Harry Barr

President

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

CanAlaska Ventures Ltd. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 4, 2003 20,000 common shares issued pursuant to the exercise of warrant at a purchase price of $0.10 per share and 2,000,000 units issued for a private placement at a purchase price of $0.23 per unit and 51,555 shares issued for a finders fee.  Each unit consists of one common share and one half of one share purchase warrant, each whole warrant entitling the holders thereof to purchase one additional common share at a purchase price of $0.33 per warrant share for a period of one year.  The Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 6th day of November, 2003.

CanAlaska Ventures Ltd.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 12, 2003

Item 3: Press Release

A Press release dated and issued November 12, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that it has completed a private placement for gross proceeds of $460,000.

Item 5: Full Description of Material Change

Further to a news release dated September 19, 2003, the Company announces that it has completed a private placement of 2,000,000 units at a purchase price of $0.23 for gross proceeds of $460,000.  Each unit consisted of one common share which has been legended to state a hold period until March 5, 2004 and one half of one non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a purchase price of $0.33 per warrant share expiring November 4, 2005.  A finder’s fee of 51,555 shares has been paid.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____November 13, 2003__________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CANALASKA VENTURES LTD.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Tel:  604-685-1870

Fax:  604-685-8045

Toll Free:  1-800-667-1870

Toronto Venture Exchange Trade Symbol: CVV

November 12, 2003

OTCBB:  CVVLF

Private Placement of $460,000 Completed

Further to a news release dated September 19, 2003, the Company announces that it has completed a private placement of 2,000,000 units at a purchase price of $0.23 for gross proceeds of $460,000.  Each unit consisted of one common share which has been legended to state a hold period until March 5, 2004 and one half of one non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a purchase price of $0.33 per warrant share expiring November 4, 2005.  A finder’s fee of 51,555 shares has been paid.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.

On Behalf of the Board of Directors

“Harry Barr”

Harry Barr

President

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

CanAlaska Ventures Ltd. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 14, 2003 20,000 common shares of the Issuer were issued pursuant to the exercise of warrant, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 21st day of November, 2003.

CanAlaska Ventures Ltd.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

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